UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  2

Name of Issuer:  JPS Industries, Inc.

Title of Class of Securities: Common Stock, par value $.01 per share

CUSIP Number: 46624M100



  (Date of Event Which Requires Filing of this Statement)

                     December 31, 1999

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 46624M100

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Magten Asset Management Corp.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

         1,106,327

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

         1,825,738

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         1,825,738

10. Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares

11. Percent of Class Represented by Amount in Row (9)

         18.3%

12. Type of Reporting Person

         IA, CO

Item 1(a)     Name of Issuer:  JPS Industries Inc.

      (b)     Address of Issuer's Principal Executive
              Offices:

         555 North Pleasantburg Drive
         Suite 202
         Greenville, South Carolina  29607

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

         Magten Asset Management Corp.
         35 East 21st Street
         New York, New York 10010

         Magten Asset Management Group - Delaware corporation

    (d) Title of Class of Securities: Common Stock, par value $.01 per share

    (e)  CUSIP Number: 46624M100

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) /X/ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. / /

 Item 4. Ownership.

         (a) Amount Beneficially Owned:  1,825,738

         (b) Percent of Class:  18.3%

         (c) 1,106,327 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 1,825,738 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         Magten's investment advisory clients have the right to receive dividends from the securities to which this Schedule 13G relates. The following investment advisory clients have such an interest with respect to more than five percent of the class of securities to which this Schedule 13G relates:
         Hughes Retirement Plans Trust and City of Los Angeles Fire and Police Pension Systems.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2000
_________________
   Date

                             MAGTEN ASSET MANAGEMENT CORP.


                                  /s/ Talton R. Embry
                             By:
                                     Talton R. Embry
                                     Managing Director



















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